

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 8, 2016

Aaron P. Graft
President and Chief Executive Officer
Triumph Bancorp, Inc.
12700 Park Central Drive
Suite 1700
Dallas, TX 75251

  Re: Triumph Bancorp, Inc.
    Registration Statement on Form S-3
    Filed August 16, 2016
    File No. 333-213169

Dear Mr. Graft:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Where You Can Find More Information, page 2

1. We note your Annual Report on Form 10-K for the year ended December 31, 2015 incorporates the Part III information from your proxy statement. Please add your proxy statement filed on April 1, 2016 to the list of documents incorporated by reference. Please refer to Item 10(d) of Regulation S-K.

Description of Debt Securities, page 10

2. We note your disclosure on pages 7 and 11 on you disclose how your debt securities may be exchangeable for "securities of an entity not affiliated with us" and "convertible into other securities of ours or another issuer," respectively. To the extent you offer and sell the underlying third party securities, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable

rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03

Description of Purchase Contracts, page 29

3.   We note that you may issue purchase contracts for the purchase of certain reference assets, including securities. However, it is not clear how these contracts should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that contracts may be physically settled or cash settled and that the amount of the payout may be linked to the value, performance or level of the reference assets. The disclosure in the filing also indicates that the reference assets may be comprised of an index or indices of securities. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as how these contracts should be appropriately characterized under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Mark Veblen, Wachtell, Lipton, Rosen & Katz